UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month December 2015

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release of Constellium N.V. (the “Company”), dated December 9, 2015, announcing that the Company’s indirect wholly-owned subsidiary, Wise Alloys LLC (“Wise”), is exploring alternatives to refinance its existing Asset Based Lending (ABL) facility (the “Existing ABL”).

In connection with the exploration of alternatives to refinance its Existing ABL, Wise will indicate to certain prospective lenders that “Management Adjusted EBITDA” for Wise for the 12-month period ended September 30, 2015 was $66.0 million. This Management Adjusted EBITDA, which is not a U.S. GAAP or IFRS financial measure, is calculated by adding to the $99.4 million net loss of Wise for such 12-month period ended September 30, 2015, certain items, including: interest expense-net, depreciation, depletion and amortization, last-in-first-out method adjustments, equity-based compensation, restructuring charges, transaction expenses, loss on derivatives (excluding cash settlements), Midwest premium loss, unhedged metal exposure, Body-in-White startup costs and, non-recurring integration costs.

Wise will provide this Management Adjusted EBITDA measure to prospective lenders because it believes it provides useful information to evaluate Wise’s financial performance by excluding certain items that Wise believes are not representative of Wise’s core business and/or are non-recurring. This measure is not intended to represent net income or cash flows from operating activities, as defined by U.S. GAAP or IFRS, and should not be considered as an alternative to measure Wise’s operating results or liquidity. Moreover, Management Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Such a measurement has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of results reported under U.S. GAAP or IFRS. The above figures have not been reviewed nor audited by Wise’s public accountants, and include estimates of certain figures as well as adjustments that may not be comparable to a calendar year period.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Constellium N.V. on December 9, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

December 9, 2015	By:	/s/ Didier Fontaine

	Name:	Didier Fontaine
	Title:	Chief Financial Officer

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